FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

22 October 2024

HSBC HOLDINGS PLC

HSBC ANNOUNCES APPOINTMENT OF PAM KAUR AS GROUP CHIEF FINANCIAL OFFICER (GCFO)

HSBC Holdings plc ('HSBC', the 'Company' or the 'Group') announces the appointment of Pam Kaur as Group Chief Financial Officer (GCFO) and an Executive Director of the Board of Directors (the 'Board') effective 1 January 2025.

Pam, who joined the Group in April 2013 as Group Head of Audit, is currently Group Chief Risk and Compliance Officer (GCRCO). She is a highly experienced financial services executive with almost 40 years' experience having worked in the UK and the US for British, American and German Banks.

A qualified chartered accountant, Pam has strong technical knowledge and experience in treasury, capital, balance sheet and risk management. She has served on the Group Executive Committee for over a decade and brings a global perspective and an appreciation of the strategic challenges and opportunities, locally and globally, facing the banking industry in general and HSBC in particular.

Jon Bingham, interim GCFO, will resume his role of Global Financial Controller.

Sir Mark Tucker, HSBC Group Chairman, said: "I would like to congratulate Pam on her appointment as GCFO. She is highly respected and well known to the Board and was the unanimous choice.  I wish Pam every success in her new role and thank Jon for his excellent support as interim GCFO."

HSBC Group Chief Executive, Georges Elhedery, said: "We had a strong bench of internal and external candidates to choose from and Pam was the exceptional candidate to recommend to the Board. I look forward to partnering with her for the next stage of the Bank's growth and development. I would also like to thank Jon for his outstanding support during the interim period."

We will update on Mrs Kaur's successor as Group Chief Risk and Compliance Officer in due course.

For and on behalf of

HSBC Holdings plc

Aileen Taylor

Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Incorporated in England with limited liability. Registered in England: number 617987

Supplementary information
Pam Kaur, aged 60, joined HSBC in April 2013. She is currently the Group Chief Risk and Compliance Officer. Her appointment as an Executive Director of the Board is subject to election at the next annual general meeting of the Company.

Mrs Kaur's remuneration as Executive Director and Group Chief Financial Officer of the Company under her service contract will consist of a base salary of £803,000 per annum, a fixed pay allowance of £1,085,000 per annum and a pension allowance of £80,300 per annum equal to 10% of her base salary. She will receive benefits in accordance with the approved Directors' Remuneration Policy.

Mrs Kaur is eligible to be considered for discretionary variable pay that consists of an annual incentive award up to a maximum value of 215% of base salary, and a long-term incentive award up to a maximum of 320% of base salary. This is determined by the Group Remuneration Committee with reference to the performance of the Company and her personal performance, in accordance with the terms of the Directors' Remuneration Policy approved at the 2022 Annual General Meeting.

The Company's current Directors' Remuneration Policy expires at the 2025 AGM. The Group Remuneration Committee is currently engaging with major shareholders on a revised policy, which, subject to approval by shareholders at the 2025 AGM, will apply to both Executive Directors of the Company.

Mrs Kaur does not have any relationships with any directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Mrs Kaur has interests in 1,960,245 shares of the Company, representing approximately 0.01% of the issued shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

There are no matters relating to the appointment of Mrs Kaur that need to be disclosed pursuant to Listing Rule 6.4.8(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above and in the Appendix, there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note to editors:

1. Professional qualifications of Mrs Kaur

1989:    Fellow, The Institute of Chartered Accountants in England and Wales

1986:    MBA, Finance - Punjab University, India

1984:    BCom Hons, Accountancy - Punjab University, India

2. HSBC career history and other appointments of Mrs Kaur

2021 - date:      Group Chief Risk and Compliance Officer, HSBC

2020 - 2021:     Group Chief Risk Officer, HSBC

2019 - 2020:     Head of Wholesale Market and Credit Risk, HSBC

2013 - 2019:     Group Head of Internal Audit, HSBC

2023 - date:      Non-executive Director, The Hongkong and Shanghai Banking Corporation Limited

2022 - date:      Non-executive Director, abrdn plc

3. Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

*  Non-executive Group Chairman
†  Independent non-executive Director

4. HSBC Holdings plc

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world's largest banking and financial services organisations.

Media enquiries to:

Heidi Ashley      +44 (0) 7920 254057      heidi.ashley@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 22 October 2024